Exhibit 99.1

NIP Group Bitcoin Mining Operations Produce 151.4 BTC in Initial Operating Period; Capacity Reaches 9.66 EH/s

First Operational Results Validate Mining Model; Company Now Among Fastest-Growing Bitcoin Mining Operators Globally

ABU DHABI, United Arab Emirates, Jan. 15, 2026 — NIP Group Inc. (“NIPG” or the “Company”) (NASDAQ: NIPG) today reported that its Bitcoin mining operations produced approximately 151.4 BTC during the initial operating period from September through November 2025, representing approximately $14.2 million at current prices.

The Company also announced that on January 15, 2026, following the previously disclosed Tranche 2 transaction and ongoing deployment activities, the Company’s Bitcoin mining capacity online reaches 9.66 EH/s, positioning NIPG among the top 20 publicly traded Bitcoin miners listed in the United States and the largest in the Middle East and North Africa by disclosed capacity.

The remaining batches of the transaction are expected to close in January 2026. Consideration for the remaining batches will be settled through convertible notes. Upon completion of the final batch, the Company expects its total operating mining capacity to reach approximately 11.3 EH/s.

Operational Highlights

●	Initial operating period production: 151.4 BTC from 3.11 EH/s Tranche 1 fleet (~$14.2 million)
●	Current installed capacity: 9.66 EH/s
●	Remaining Tranche 2: Additional 1.64 EH/s expected to close in January 2026
●	Full deployment target: 11.3 EH/s, estimated to produce ~140 BTC per month

Hicham Chahine, Co-CEO of NIPG, commented: “These production results prove what we set out to demonstrate - that we can deploy mining infrastructure at scale and generate meaningful Bitcoin output. With 9.66 EH/s now operational and the remainder closing soon, we’ve built a second growth engine that complements our entertainment portfolio. This positions us uniquely at the intersection of digital assets, computing infrastructure, and gaming - with optionality to expand into AI workloads as that market develops.”

Carl Agren, COO of NIPG Mining and Digital Assets, added: “Our Tranche 1 fleet performed in line with expectations, and we’re now integrating the initial Tranche 2 assets into operations. The team executed a rapid and efficient deployment, and we’re focused on maintaining uptime and efficiency as we bring the remaining capacity online.”

About NIP Group

NIP Group (NASDAQ: NIPG) operates at the nexus of Bitcoin mining, compute infrastructure and global digital entertainment. Rooted in a decade of gaming DNA and industry leadership, the Company brings a cultural and community-driven edge to digital asset operations. Headquartered in Abu Dhabi with teams worldwide, NIP Group pairs significant compute capacity with a global gaming and entertainment ecosystem including esports teams, live events and content networks, reaching hundreds of millions of fans.

Safe Harbor Statements

This press release contains statements that constitute “forward-looking” statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” or other similar expressions. Among other things, the business outlook and quotations from management in this press release, as well as NIPG’s strategic and operational plans, contain forward-looking statements. NIPG may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about NIPG’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIPG’s growth strategies; its future business development, results of operations and financial condition; its ability to maintain and enhance the recognition and reputation of its brand; developments in the relevant governmental laws, regulations, policies toward NIPG’s industry; and general economic and business conditions globally and in the countries or regions where NIPG has operations; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIPG’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIPG undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

NIP Group Inc.

Investor Relations: ir@nipgroup.gg

Public Relations: pr@nipgroup.gg